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                                                                    EXHIBIT 12.1

                             TOWER AUTOMOTIVE, INC.

         STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                              Year Ended December 31,
                                           --------------------------------------------------------------
                                             1998         1999         2000         2001          2002
                                           ---------    ---------    ---------    ---------     ---------
Earnings:
Income (loss) before income taxes,
extraordinary item and cumulative effect
  of accounting change                     $ 135,353    $ 187,166    $   7,037    $(344,326)    $  21,818
Net fixed charges (1)                         52,217       47,918       80,818      101,133        90,361
                                           ---------    ---------    ---------    ---------     ---------
Total earnings                             $ 187,570    $ 235,084    $  87,855    $(243,193)    $ 112,179
                                           =========    =========    =========    =========     =========

Fixed charges:
Interest expense                           $  42,506    $  39,491    $  71,162    $  80,319     $  69,197
Capitalized interest                           3,732        6,926       12,896       14,617         6,014
Interest factor of rental expense (2)          7,352        5,986        7,088       18,207        18,822
Amortization of debt expense                   2,359        2,441        2,568        2,607         2,342
Dividends on trust preferred securities        9,800       17,466       17,466       17,466        17,466
                                           ---------    ---------    ---------    ---------     ---------

Total fixed charges                        $  65,749    $  72,310    $ 111,180    $ 133,216     $ 113,841
                                           =========    =========    =========    =========     =========

Earnings to fixed charges                       2.9x         3.3x        (3)          (4)           (5)
                                           =========    =========    =========    =========     =========

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      (1)   Net fixed charges represent total fixed charges less capitalized interest and dividends on trust preferred securities.

      (2) The interest factor of rental expense has been calculated using the rate implied pursuant to the terms of the rental agreements. For the periods presented, the interest factor ranged from 30% to 55% of total rental expense.

      (3) Due to the restructuring and asset impairment charge of $141.3 million, earnings were inadequate to cover fixed charges by $23.3 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 2.1x for the year ended December 31, 2000.

      (4) Due to the restructuring and asset impairment charge of $383.7 million, earnings were inadequate to cover fixed charges by $376.4 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 1.1x for the year ended December 31, 2001.

      (5) Due to the restructuring charge of $61.1 million, earnings were inadequate to cover fixed charges by $1.6 million. Excluding the restructuring charge, the ratio of earnings to fixed charges would have been 1.5x for the year ended December 31, 2002.









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